UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **February 1, 2007**



ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway
Decatur, Illinois   **62526**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(217) 424-5200**

Item 2.02   **Results of Operations and Financial Condition.**

On February 1, 2007, Archer-Daniels-Midland Company (ADM) issued a press release announcing second quarter results. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01   **Financial Statements and Exhibits**.

(c) Exhibits   The following exhibit is furnished herewith:

99.1   Press release dated February 1, 2007 announcing second quarter results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


ARCHER-DANIELS-MIDLAND COMPANY


Date: February 1, 2007   By   /s/ David J. Smith
                                      David J. Smith
                                      Executive Vice President, Secretary and
                                        General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated February 1, 2007



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, Il 62526

News Release

FOR IMMEDIATE RELEASE   **February 1, 2007**

ARCHER DANIELS MIDLAND REPORTS SECOND QUARTER RESULTS

Decatur, IL — February 1, 2007 — Archer Daniels Midland (NYSE: ADM)

► **Net earnings for the quarter ended December 31, 2006 increased 20 % to $ 441 million - $ .67 per share from $ 368 million - $ .56 per share last year.**

> *"We had record results for the quarter and six months" said ADM Chief Executive Officer and President, Patricia A. Woertz. "We are particularly pleased with the strong performance from all segments. And, we continue to make progress along our strategic path. Our future opportunities are great."*

► **Second quarter segment operating profit increased 46 % to $ 767 million from $ 524 million last year.**

- Oilseeds processing operating profit increased on improved market conditions in all geographic regions.
- Corn Processing operating profit increased due to increased ethanol and sweetener selling prices partially offset by increased net corn costs.
- Agricultural Services operating profit increased due to improved global merchandising and transportation results.
- Other segment operating profit increased primarily due to improved Financial results.

► **Financial Highlights**

(Amounts in thousands, except per share data and percentages)

	THREE MONTHS ENDED			SIX MONTHS ENDED		
	12/31/06	12/31/05	% CHANGE	12/31/06	12/31/05	% CHANGE
Net sales and other operating income	$ 10,976,039	$ 9,298,985	18%	$ 20,422,961	$ 17,925,934	14%
Segment operating profit	$ 767,037	$ 523,895	46%	$ 1,414,971	$ 874,413	62%
Net earnings	$ 441,268	$ 367,677	20%	$ 844,013	$ 554,015	52%
Earnings per share	$ 0.67	$ 0.56	20%	$ 1.28	$ 0.85	51%
Average number of shares outstanding	660,548	655,508	1%	660,705	654,656	1%

Discussion of Operations

Net earnings for the quarter ended December 31, 2006 were $ 441 million, or $ .67 per share, compared to $ 368 million, or $ .56 per share, last year. Net earnings for the six months ended December 31, 2006 were $ 844 million, or $ 1.28 per share, compared to $ 554 million, or $ .85 per share, last year.

Segment operating profit increased $ 243 million to $ 767 million for the quarter and increased $ 541 million to $ 1.4 billion for the six months.

Oilseeds Processing operating profits increased $ 64 million to $ 192 million for the quarter and increased $ 134 million to $ 362 million for the six months due principally to improved gross margins in all geographic regions.

Corn Processing operating profits increased $ 99 million to $ 335 million for the quarter and increased $ 253 million to $ 626 million for the six months. Increased starch, sweetener and ethanol selling prices contributed to the earnings improvement and were partially offset by increasing net corn costs. Results for the quarter and six months ended December 31, 2005 included $ 15 million of employee severance costs associated with the closure of a citric acid plant.

Agricultural Services operating profits increased $ 29 million to $ 123 million for the quarter and increased $ 121 million to $ 234 million for the six months due principally to improved earnings of global grain merchandising operations and improved operating results of transportation operations.

Other segment operating profit increased $ 51 million to $ 117 million for the quarter and increased $ 32 million to $ 193 million for the six months principally due to increased earnings of Financial operations. Results for the quarter and six months ended December 31, 2005 included a $ 31 million asset impairment charge.

Significant components of Corporate results are as follows:

	Three months ended December 31,		Six months ended December 31,	
	2006	2005	2006	2005
	(in millions)			
LIFO income (charge)	$ (107)	$ 3	$ (124)	$ 12
Investment income (expense)	15	(17)	26	(39)
Gain on security transactions	1	23	1	29
Brazilian transactional tax credit	–	19	–	19
Corporate costs	(49)	(50)	(119)	(127)
Other	2	5	5	12
Total Corporate	$ (138)	$ (17)	$ (211)	$ (94)

Results for the quarter and six months ended December 31, 2005 included a $36 million tax credit related to the adjustment of state and federal income taxes.

Archer Daniels Midland Company
Page 3

Conference Call Information
Archer Daniels Midland will host a conference call and audio Web cast to discuss second quarter results and provide a Company update at 8:00 a.m. Central Standard Time (CST) on Thursday, February 1, 2007. To listen by phone, dial 800-237-9752 or 617-847-8706; the access code is 98914486. Digital replay of the call will be available beginning on February 1, 2007 from 10:00 a.m. CST and ending on February 8, 2007. To access this replay, dial 888-286-8010 or 617-801-6888 and enter access code: 89861968. In addition, a financial summary slide presentation will be available to download approximately 60 minutes prior to the start of the call. To listen to the call and to download the financial summary presentation via the Internet, go to: http://www.admworld.com/webcast/. A replay of the Web cast will be available on the ADM World Website.

Archer Daniels Midland Company (ADM) is the world leader in BioEnergy and has a premier position in the agricultural processing value chain. ADM is one of the world's largest processors of soybeans, corn, wheat and cocoa. ADM is a leading manufacturer of biodiesel, ethanol, soybean oil and meal, corn sweeteners, flour and other value-added food and feed ingredients. Headquartered in Decatur, Illinois, ADM has over 26,000 employees, more than 240 processing plants and net sales for the fiscal year ended June 30, 2006 of $37 billion. Additional information can be found on ADM's Web site at http://www.admworld.com/.

<center>###</center>

Contacts:

Brian Peterson   Dwight Grimestad
Senior Vice President - Corporate Affairs   Vice President - Investor Relations
217/424-5413   217/424-4586

<center>**(Financial Tables Follow)**</center>

February 1, 2007

ARCHER DANIELS MIDLAND COMPANY
CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited)

| | Three months ended December 31, | | Six months ended December 31, | |
	2006	2005	2006	2005
	(in thousands, except per share amounts)			
Net sales and other operating income	$ 10,976,039	$ 9,298,985	$ 20,422,961	$ 17,925,934
Cost of products sold	10,068,119	8,515,517	18,649,463	16,559,755
Gross profit	907,920	783,468	1,773,498	1,366,179
Selling, general and administrative expenses	298,211	294,392	608,046	598,847
Other (income) expense – net	(19,018)	(17,628)	(38,528)	(13,104)
Earnings before income taxes	628,727	506,704	1,203,980	780,436
Income taxes	187,459	139,027	359,967	226,421
Net earnings	$ 441,268	$ 367,677	$ 844,013	$ 554,015
Diluted earnings per common share	$ .67	$ 0.56	$ 1.28	$ 0.85
Average number of shares outstanding	660,548	655,508	660,705	654,656
Other (income) expense - net consists of:				
Interest expense	$ 111,071	$ 86,609	$ 208,122	$ 172,898
Investment income	(64,622)	(60,074)	(125,331)	(97,848)
Net gain on marketable securities transactions	(6,487)	(22,975)	(10,760)	(28,234)
Equity in earnings of unconsolidated affiliates	(65,986)	(22,994)	(122,601)	(58,674)
Other – net	7,006	1,806	12,042	(1,246)
	$ (19,018)	$ (17,628)	$ (38,528)	$ (13,104)
Operating profit by segment is as follows:				
Oilseeds Processing	$ 192,005	$ 128,077	$ 361,650	$ 227,192
Corn Processing				
Sweeteners and Starches	146,188	114,043	259,102	206,524
Bioproducts [1]	189,272	122,489	366,856	166,266
Total Corn Processing [1]	335,460	236,532	625,958	372,790
Agricultural Services	122,836	93,606	234,135	113,615
Other				
Food, Feed & Industrial [2]	53,209	34,902	91,378	104,131
Financial	63,527	30,778	101,850	56,685
Total Other [2]	116,736	65,680	193,228	160,816
Total segment operating profit	767,037	523,895	1,414,971	874,413
Corporate [3] [4]	(138,310)	(17,191)	(210,991)	(93,977)
Earnings before income taxes	$ 628,727	$ 506,704	$ 1,203,980	$ 780,436

[1] Includes severance costs of $15 million related to the closure of a citric acid plant for the quarter and six months ended December 31, 2005.

[2] Includes a charge for the abandonment and write down of long-lived assets of $ 31 million for the quarter and six months ended December 31, 2005.

[3] Includes LIFO charge of $ 107 million for the quarter and $ 124 million for the six months ended December 31, 2006. Includes LIFO income of $ 3 million for the quarter and $ 12 million for the six months ended December 31, 2005.

[4] Includes Brazilian transactional tax credits of $ 19 million for the quarter and six months ended December 31, 2005.

February 1, 2007

ARCHER DANIELS MIDLAND COMPANY
SUMMARY OF FINANCIAL CONDITION
(unaudited)

	December 31, 2006	June 30, 2006
	(in thousands)	
NET INVESTMENT IN		
Working capital	$ 8,022,926	$ 6,290,697
Property, plant and equipment	5,697,770	5,293,032
Investments in and advances to affiliates	1,980,163	1,985,662
Long-term marketable securities	1,098,424	1,110,177
Other non-current assets	1,076,357	1,053,882
	$ 17,875,640	$ 15,733,450
FINANCED BY		
Short-term debt	$ 1,746,245	$ 549,419
Long-term debt, including current maturities	4,077,549	4,130,091
Deferred liabilities	1,279,162	1,247,060
Shareholders' equity	10,772,684	9,806,880
	$ 17,875,640	$ 15,733,450

SUMMARY OF CASH FLOWS
(unaudited)

	Six Months Ended December 31,	
	2006	2005
	(in thousands)	
Operating activities		
Net earnings	$ 844,013	$ 554,015
Depreciation	344,929	327,265
Asset abandonments	1,393	22,725
Other – net	60,689	(227,783)
Changes in operating assets and liabilities	(1,547,262)	67,977
Total Operating Activities	(296,238)	744,199
Investing Activities		
Purchases of property, plant and equipment	(560,035)	(318,450)
Net assets of businesses acquired	(54,795)	(91,911)
Other investing activities	(204,267)	(380,825)
Total Investing Activities	(819,097)	(791,186)
Financing Activities		
Long-term borrowings	15,424	598,624
Long-term debt payments	(129,678)	(121,799)
Net borrowings (payments) under lines of credit	1,180,394	(27,488)
Purchases of treasury stock	(135,984)	(29)
Cash dividends	(131,453)	(111,021)
Other - net	26,559	10,146
Total Financing Activities	825,262	348,433
Increase (decrease) in cash and cash equivalents	(290,073)	301,446
Cash and cash equivalents beginning of period	1,112,853	522,420
Cash and cash equivalents end of period	$ 822,780	$ 823,866